Filed pursuant to Rule 433

Registration No. 333-277316

Motorola Solutions, Inc.

$600,000,000 4.850% Senior Notes due 2030

$500,000,000 5.200% Senior Notes due 2032

$900,000,000 5.550% Senior Notes due 2035

Final Term Sheet

June 2, 2025

Issuer:	Motorola Solutions, Inc.

Title of Security:	4.850% Senior Notes due 2030	5.200% Senior Notes due 2032	5.550% Senior Notes due 2035

Expected Ratings*:	Baa2 / BBB / BBB (Moody’s / S&P / Fitch)	Baa2 / BBB / BBB (Moody’s / S&P / Fitch)	Baa2 / BBB / BBB (Moody’s / S&P / Fitch)

Trade Date:	June 2, 2025

Settlement Date**:	June 16, 2025 (T+10)

Aggregate Principal Amount to Be Issued:	$600,000,000	$500,000,000	$900,000,000

Maturity Date:	August 15, 2030	August 15, 2032	August 15, 2035

Coupon:	4.850%	5.200%	5.550%

Benchmark Treasury:	4.000% due May 31, 2030	4.125% due May 31, 2032	4.250% due May 15, 2035

Benchmark Treasury Price and Yield:	99-29 1⁄4; 4.019%	99-11; 4.234%	98-09; 4.466%

Spread to Benchmark Treasury:	T+85 basis points	T+98 basis points	T+110 basis points

Yield to Maturity:	4.869%	5.214%	5.566%

Issue Price:	99.902% of principal amount	99.903% of principal amount	99.861% of principal amount

Interest Payment Dates:	Semi-annually in arrears on February 15 and August 15, commencing February 15, 2026	Semi-annually in arrears on February 15 and August 15, commencing February 15, 2026	Semi-annually in arrears on February 15 and August 15, commencing February 15, 2026

Optional Redemption:	At any time prior to July 15, 2030 (one month prior to the maturity date) (the “Par Call Date”), at a make whole price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming	At any time prior to June 15, 2032 (two months prior to the maturity date) (the “Par Call Date”), at a make whole price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date	At any time prior to May 15, 2035 (three months prior to the maturity date) (the “Par Call Date”), at a make whole price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date.

At any time on or after the Par Call Date, at 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the redemption date.

(assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date.

At any time on or after the Par Call Date, at 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the redemption date.

(assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date.

At any time on or after the Par Call Date, at 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the redemption date.

Special Mandatory Redemption:	If (x) the consummation of the Silvus Acquisition does not occur on or before the later of (i) the date that is five business days after May 22, 2026 and (ii) the date that is five business days after any later date to which we, Silvus Seller and Silvus may agree to extend the “Outside Date” as defined in the Purchase Agreement or (y) we notify the trustee that we will not pursue the consummation of the Silvus Acquisition, we will be required to redeem all outstanding 2030 Notes at a special mandatory redemption price equal to 101% of the aggregate principal amount of such 2030 Notes, plus accrued and unpaid interest, if any, to, but excluding the Special Mandatory Redemption Date.	If (x) the consummation of the Silvus Acquisition does not occur on or before the later of (i) the date that is five business days after May 22, 2026 and (ii) the date that is five business days after any later date to which we, Silvus Seller and Silvus may agree to extend the “Outside Date” as defined in the Purchase Agreement or (y) we notify the trustee that we will not pursue the consummation of the Silvus Acquisition, we will be required to redeem all outstanding 2032 Notes at a special mandatory redemption price equal to 101% of the aggregate principal amount of such 2032 Notes, plus accrued and unpaid interest, if any, to, but excluding the Special Mandatory Redemption Date.	None

CUSIP:	620076 CA5	620076 CB3	620076 CC1

ISIN:	US620076CA59	US620076CB33	US620076CC16

Joint Book-Running Managers:	BofA Securities, Inc. Mizuho Securities USA LLC Deutsche Bank Securities Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC TD Securities (USA) LLC

Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. HSBC Securities (USA) Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

Loop Capital Markets LLC

Siebert Williams Shank & Co., LLC

BTIG, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: We expect that delivery of the notes will be made on or about June 16, 2025 which will be on or about the tenth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisors.

This pricing term sheet supplements, and should be read in conjunction with, the issuer’s preliminary prospectus supplement dated June 2, 2025 and accompanying base prospectus dated February 23, 2024 (together, the “prospectus”). Capitalized terms used but not defined herein have the meaning set forth in the prospectus.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement in addition to the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Mizuho Securities USA LLC toll-free at 1-866-271-7403 or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.